November 4, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jim B. Rosenberg

RE:	MannKind Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 0-50865

Dear Mr. Rosenberg:

On behalf of Mannkind Corporation (the “Company”, “we”, “us” or “our”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated October 23, 2014. For convenience, the text of the Staff’s comments appears in italics below. Capitalized terms used but not defined in this letter have the meanings given to them in the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

Notes to Consolidated Financial Statements

Note 16. Facility financing agreement

Milestone Rights, page 112

1.	Please provide us the following information regarding your Milestone Rights:

•	What specific feature you have identified as the “indexing feature” under ASC 470-10-25 and how you determined that this feature qualified as an indexing feature under this guidance,

•	How you determined that the indexing feature is not an embedded derivative that would require bifurcation under ASC 815-15-25, and;

•	How you determined that the value of the indexing feature should only be remeasured at the achievement of a milestone and not at each reporting date.

Response:

The Company respectfully provides the following responses to the Staff’s comments described above. In our responses below we aim to describe the thought processes we considered and the judgments we made at the time of entering into the Milestone Rights Agreement.

•	The Company has identified the Milestone Events described in the table below as the “indexing feature” under ASC 470-10-25.

Milestone Event	Payment Amount
Product Partner	$5 million
Product Launch	$10 million
$50 million cumulative net sales	$5 million
$100 million cumulative net sales	$5 million
$150 million cumulative net sales	$5 million
$200 million cumulative net sales	$5 million
$250 million cumulative net sales	$5 million
$300 million cumulative net sales	$5 million
$400 million cumulative net sales	$5 million
$500 million cumulative net sales	$5 million
$750 million cumulative net sales	$10 million
$1,000 million cumulative net sales	$10 million
$1,500 million cumulative net sales	$15 million

Specifically, the guidance outlined in ASC 470-10-25-3 states, in part, “Debt instruments may be issued with both guaranteed and contingent payments. The payments may be linked to the price of a specified commodity (for example, oil) or a specific index (for example, the S&P 500).” Management notes that the Milestone Rights represent an obligation of the Company to make pre-specified contingent payments upon the achievement of the Milestone Events. As such, it is Management’s view that the Milestone Rights represent a liability that should be accounted for using the guidance applicable to indexed debt.

In reaching this conclusion, Management considered a number of other accounting alternatives including whether the Milestone Rights meet the definition of a derivative, whether the fair value option would be elected or whether the Milestone Rights should be accounted for under ASC 450. For the reasons described in the second bullet point below, the Milestone Rights do not meet the definition of a derivative. Furthermore, Management elected not to apply the fair value option to the Milestone Rights. In light of these accounting conclusions, Management believes there is no clear guidance under US GAAP applicable to the accounting for the Milestone Rights and judgment must be applied. In applying this judgment, Management considered whether the Milestone Rights should be accounted for under ASC 450. In considering the application of ASC 450, Management noted that the Milestone Rights meet the definition of a financial liability because they represent a contract that imposes an obligation on the Company to deliver cash on potentially unfavorable terms. Management further believes that the payments made under the Milestones Rights represent both a return on the holders’

investment and a return of the holders’ investment (by way of a pay down of the initial principal amount invested), rather than the realization of a loss contingency. As such Management believes that due to the fact that the Milestone Rights are financial liabilities, the guidance in ASC 470 is more appropriate to apply than the guidance in ASC 450. In considering the guidance in ASC 470, Management believes that the guidance applicable to indexed debt is reasonable to apply to the Milestone Rights given the contingent nature of the payments that are indexed to the occurrence of the Milestone Events.

•	Management first considered whether the Milestone Rights meet the definition of a freestanding derivative in its entirety. The analysis of the Milestone Rights pursuant to ASC 815-10-15-83 is follows:

ASC 815-10-15-83(a)(1) – One or more underlyings: This condition is met as the probability of the Product Partner and Product Launch occurring as well as the Net Sales of the Product represent multiple underlyings.

ASC 815-10-15-83(a)(2) – One or more notional amounts or payment provisions or both: This condition is met as the Milestone Rights contain a payment provision in the form of a defined payment schedule.

ASC 815-10-15-83(b) – Initial Net Investment: This condition is met as the initial net investment is lower than what would otherwise be paid to get the same exposure to the underlying. The Buyers paid approximately $18.9 million for the Milestone Rights. As such, Management believes that this amount is significantly lower than the cost to purchase the exclusive rights to the Product.

ASC 815-10-15-83(c) – Net Settlement: This condition is met as the Milestone Payments are made in cash and thus meets the net settlement criteria of ASC 815-10-15-99(a). ASC 815-10-15-99(a) states that “neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount).” Management noted that the cash payment is not considered associated with the underlying and therefore, the net settlement criterion is met.

As such, Management determined the Milestone Rights meet the definition of a freestanding derivative under ASC 815-10-15-83. However, Management then considered the guidance in ASC 815-10-15-10 that states “the guidance in the General Subsections of this Subtopic applies to all derivative instruments, as that term is defined in paragraph 815-10-15-83, unless explicitly excluded by this Subsection (see paragraphs 815-10-15-13 through 15-82)” As such, pursuant to the aforementioned guidance, Management considered whether the Milestone Rights met one of the scope exceptions outlined in ASC 815. If the Milestone Rights met one of the ASC 815 scope exceptions they would not be subject to the provisions of ASC 815 and therefore would not be required to be accounted for as derivatives.

With regard to the scope exceptions outlined in ASC 815, Management considered the scope exception described in ASC 815-10-15-59 through 15-62 (i.e., Certain Contracts That Are Not Traded on an Exchange). The guidance outlined in ASC 815-10-15-59 states, in part, “Contracts that are not exchange-traded are not subject to the requirements of this Subtopic if the underlying on which the settlement is based is any one of the following:

d.	Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)”

Furthermore, the guidance outlined in ASC 815-10-15-60 states, “If a contract has more than one underlying and some, but not all, of them qualify for one of the scope exceptions in the preceding paragraph, the application of this Subtopic to that contract depends on its predominant characteristics. That is, the contract is subject to the requirements of this Subtopic if all of its underlyings, considered in combination, behave in a manner that is highly correlated with the behavior of any of the component variables that do not qualify for a scope exception.”

In analyzing the Milestone Rights under this scope exception, Management noted that the majority of the underlyings relate to the Net Sales of the Product. However, two of the underlyings relate to binary events – (i) obtaining a Product Partner and (ii) launching the Product. Management believes, while the first two underlyings do not relate to sales revenue, the remaining underlyings that do relate to sales revenue are predominant and would thus have a greater impact on the changes in the value of the Milestone Rights. As such, when considering the underlyings in their entirety, Management concluded that the combination of the underlyings are not highly correlated with component variables that don’t qualify for the exception. Therefore, Management determined that the Milestone Rights qualify for the scope exception described in ASC 815-10-15-59 through 15-62 and are therefore not subject to the provisions of ASC 815.

Furthermore Management believes for the reasons articulated above the “indexing feature” is also not an embedded derivative that is required to be bifurcated from the host contract and accounted for separately under ASC 815-15-25. Specifically the “indexing feature” qualifies for the scope exception described in ASC 815-10-15-59 through 15-62 for the reasons discussed above and therefore is excluded from the scope of ASC 815 per the provisions of ASC 815-10-15-10. Given the “indexing feature” is excluded from the scope of ASC 815, the provisions of ASC 815-15-25-1(c) has not been met resulting in the “indexing feature” not being an embedded derivative that requires bifurcation from the Milestone Rights.

•	In accounting for indexed debt, Management considered the guidance in ASC 470-10-35-4 that states, “As the applicable index value increases such that an issuer would be required to pay an investor a contingent payment at maturity, the issuer shall recognize a liability for the amount that the contingent payment exceeds the amount, if any, originally attributable to the contingent payment feature. The liability for the contingent payment feature shall be based on the applicable index value at the balance sheet date and shall not anticipate any future changes in the index value. When no proceeds are allocated originally to the contingent payment, the additional liability resulting from the fluctuating index value shall be accounted for as an adjustment of the carrying amount of the debt obligation.”

Management believes that remeasuring the debt only upon the achievement of the Milestone is consistent with the guidance in ASC 470-10-35-4 which specifically states that “the liability for the contingent payment feature shall be based on the applicable index value at the balance sheet date and shall not anticipate any future changes in the index value.” Management believes the aforementioned guidance supports recognizing the liability based on the number of Milestone Events achieved at the balance sheet date and the Company should not anticipate any future changes to the number of Milestone Events that may be met when measuring the liability. Therefore Management determined that at each point in time when a Milestone Event is achieved, the portion of the initial liability pertaining to that Milestone Event will be remeasured to an amount equal to the Milestone Payment. The change in the balance of the liability that occurs upon remeasurement would be recorded in the P&L as interest expense.

Acknowledgement:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (661) 775-5300.

Thank you for your consideration.

/s/ Matthew J. Pfeffer

Matthew J. Pfeffer

Corporate Vice President & Chief Financial Officer

Mannkind Corporation

cc:	Ms. Rose Alinaya, Vice President Finance